ECARX to Power Launch of First Hongqi Model Under Strategic Partnership with FAW, Debuting AutoGPT with DeepSeek-R1 Integration

SHANGHAI, Feb. 11, 2025 (GLOBE NEWSWIRE) -- ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced that the first intelligent cockpit jointly developed under its strategic partnership with FAW Group Co., Ltd. (“FAW Group”), China’s leading automaker, will debut in the Hongqi Tiangong 05 all-electric sedan, which has been launched in January. This marks a significant milestone in the deepening strategic partnership signed in April 2024 with FAW Group to develop next-generation intelligent cockpits for its premium Hongqi brand of vehicles.

The Tiangong 05’s intelligent cockpit will be powered by ECARX’s Antora 1000 Pro computing platform and come integrated with customized Hongqi FAW OS on top of ECARX Cloudpeak and the recently upgraded ECARX AutoGPT in-vehicle AI large model application, setting a new industry benchmark with an immersive and AI-driven intelligent cockpit experience. To build this solution, ECARX and FAW combined their research and development capabilities and technological strengths over the past year to build an end-to-end value chain for the development of intelligent cockpits – from software and hardware design to system integration. This solution will be replicated and scaled across future Hongqi models, providing a highly cost-effective and streamlined solution that aligns seamlessly with evolving E/E architecture.

Ziyu Shen, Chairman and CEO of ECARX, commented, “Deploying our AI-driven intelligent cockpit solution in the Tiangong 05 is significant milestone in the journey we embarked on with FAW last year to bring rapid change, technical advancement, and innovation to the sector. In particular, the deep integration of ECARX AutoGPT with DeepSeek-R1 is set to redefine in-vehicle connectivity and performance, empowering more drivers with intuitive AI-driven solutions that align with the rapidly evolving demands of next-generation mobility. This will further broaden Antora series and AutoGPT’s appeal as the solution of choice for automakers globally, showcase our technological strengths, and further demonstrate our remarkable versatility to replicate and scale our solutions across various models.”

About ECARX

ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 1,800 employees based in 12 major locations in China, UK, USA, Sweden, Germany and Malaysia. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Geely Galaxy, Polestar, smart, and Volvo Cars. ECARX also works with other well-known automakers, including FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 7.3 million vehicles worldwide.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs, or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contact:
ir@ecarxgroup.com
Media Contact:
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